August 9, 2005

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: Mr. Jason Fox

Transmitted  via EDGAR


Dear Mr. Fox:
This letter is in response to your phone call to us on May 6, 2005 regarding the March 1, 2005 filing of the 2004 Annual Report of Mutual of America Investment Corporation (the "Corporation") on Form N-CSR. In your phone call, you conveyed four minor observations that the Securities and Exchange Commission
("SEC") staff had regarding how specific items were reported in the Annual Report. You indicated that all of these observations are clearly not material to the Form N-CSR filing and, as such, do not require the Corporation to re-file or otherwise amend its 2004 Annual Report as filed on Form N-CSR. You also indicated that while the Corporation would not receive a written communication from the SEC staff in this regard, given the minor nature of your observations, the staff did request that the Corporation respond with this letter. We acknowledge that none of the suggested revisions require the Corporation to re-file or otherwise amend its 2004 Annual Report as filed on Form N-CSR. Nevertheless, as discussed with you and further described below, all future financial reports, beginning with the June 30, 2005 Semi-Annual Report to be filed on or before August 29, 2005, will be modified to accommodate your observations.

Your four observations and our responses are as follows:

1.	The Hypothetical Expense Example tables for each Fund shown
on pages 16 through 19 present all amounts (i.e., beginning and ending account value and expenses paid during the period) rounded to the nearest dollar, and you have requested that such amounts be rounded to the nearest cent.
As discussed, future financial reports will present all amounts in these tables rounded to the nearest cent.

2.	With regard to the Conservative, Moderate and Aggressive
Allocation Funds' Statements of Operations for the year ended December 31, 2004, the line titled "Net realized gain
(loss) on investments" includes both realized gains and losses on trades of underlying fund units and distributions of realized gains received from each of the underlying funds. You have requested that these amounts be reported as separate line items in the Statements of Operations. As discussed and agreed, future financial reports will be modified to separately report realized gains and losses on the sale of underlying fund units and distributions of realized gains from underlying funds.

3.	You have requested that the section titled "Components of
Net Assets", which is currently included at the bottom of the Statements of Changes in Net Assets for each Fund, be moved and presented at the bottom of the Statements of Assets and Liabilities for each Fund. As discussed and agreed, future financial reports will be modified to report the Components of Net Assets as part of the Statements of Assets and Liabilities.

4.	As filed, the expense ratio before giving effect to the
Adviser's expense reimbursement for each of the three most current years is disclosed in Footnote No. (c) to the Financial Highlights table for each Fund. You have requested that this disclosure be revised to include all five years presented in the table, not just the last three years. As discussed and agreed, future financial reports will include disclosure of the expense ratio before the Adviser's expense reimbursement for all periods presented in the Financial Highlights table.

Mutual of America Investment Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its N-CSR filing made on March 1, 2005. We further acknowledge that the SEC's comments or changes to disclosure in response to your comments on the March 1, 2005 N-CSR filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to that filing. And finally, we acknowledge that Mutual of America Investment Corporation may not assert the above noted SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Sincerely,






Mr. Jason Fox
August 9, 2005
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